



Q1 2014 results
May 7, 2014

Forward looking statements

This presentation includes forward-looking statements within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. Forward-looking statements describe further expectations, plans, options, results or strategies. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in our most recent annual report or Form 20-F and other filings with the Securities and Exchange Commission. Delhaize Group disclaims any obligation to update or revise the information contained in this presentation.

Clear priorities have been set in March



Who we are

- **Preferred food retailer** in the supermarket segment

- **Differentiated** concept and offering that are relevant to our customers

- Recognized for **fresh assortment** and **Private Label expertise**

- **Multinational**

- **Strong local identity** (convenient locations, local brands and assortment, local community)

- **Respectful of all Stakeholders**

Principles

- The **customer** is at the center

- Business is local and **market share** matters

- Strengthen our **core capabilities** and **improve** those needed to succeed

- Exercise **discipline in capital allocation**

- Use **scale** to **reduce costs**

- Respond to **industry dynamics and trends**

Priorities

- **Put the customer back at the center**

- **Focus on core markets**

- **Realize more operating efficiencies**

- **Execute with speed**

Q1 2014 highlights by region

- **Market share stable or increasing** in all our operations except Belgium

- **U.S.**
  - 6th consecutive quarter of positive real growth at both Food Lion and Hannaford (adjusted for Easter timing)
  - Food Lion's momentum supported by Phase repositioning and weather
  - Profit evolution impacted by price investments and costs related to winter storms

- **Belgium**
  - Weaker than expected Q1 sales
  - Profitability significantly impacted by investments in prices and promotions in combination with higher SG&A

- **SEE**
  - Alfa Beta and Mega Image continued to perform well
  - Serbia performing below our expectations

Financial results – Q1 2014

(€ in Millions)	Q1		% Growth	
	2013	2014	Actual Rates	Identical Rates
Revenues	5,104	5,120	0.3%	2.8%
Gross Margin	24.6%	24.0%	(62 bps)	(58 bps)
SG&A as % of revenues	21.3%	21.3%	(1 bps)	(3 bps)
Underlying Operating Profit / Margin	193 3.8%	161 3.1%	(16.5%) (63 bps)	(14.2%) (63 bps)
Net finance costs	(48)	(45)	(4.4%)	(1.4%)
Income tax expenses	(20)	(22)	12.2%	15.3%
Discontinued operations	(48)	(10)	79.8%	80.5%
Group Share in Net Profit	51	80	57.6%	63.0%
Free Cash Flow	255	46[(1)]	(81.8%)	(80.7%)

(1) Excluding proceeds of the first tranche of the disposal of Sweetbay, Harveys and Reid´s (€41 million)









EBITDA

(€ in Millions)
EBITDA
Underlying EBITDA
At Identical Rates
Q1 2013
310
-0.4%
Q1 2014
309
Q1 2013
337
-7.5%
Q1 2014
312
At Actual Rates
Q1 2013
310
-2.9%
Q1 2014
301
Q1 2013
337
-9.9%
Q1 2014
304

Delhaize America - organic revenue growth and comparable store sales growth



Delhaize America – underlying operating margin

Delhaize America
Underlying Operating Margin



Q1 2013 — 4.0%

Q1 2014 — 3.6%

- Q1 margin impacted by:
  - Price investments of around ~70bps (Food Lion Phase 4 & 5, Hannaford)
  - Commodity price increases in meat, produce and dairy
  - Costs linked to severe weather conditions
  - Volume growth

Delhaize Belgium - organic revenue growth and comparable store sales growth



Delhaize Belgium – underlying operating margin

**Delhaize Belgium
Underlying Operating Margin**



- Q1 margin impacted by:
  - Sales performance
  - Price investments and promotions (70 bps)
  - Supply chain costs
  - Higher SG&A costs (staff costs, remodeling related costs)

SEE - organic revenue growth and comparable store sales growth



SEE – underlying operating margin

Southeastern Europe
Underlying Operating Margin



Q1 2013 — 2.2%

Q1 2014 — 1.9%

- Q1 margin impacted by:
  - Negative sales leverage in Serbia
  - Improved procurement conditions

Free Cash Flow generation

(€ in Millions)

Free Cash Flow evolution



300
79
39
79
57
46
41
87
EBITDA
Changes in core working capital(1)
Net payment of interest and taxes
Cash capex
Other(2)
Operating FCF
1st tranche(3) of proceeds from Sweetbay, Harveys and Reid's
FCF

DELHAIZE GROUP

(1) Including €11 million from discontinued operations
(2) Mainly higher bonus paid in the US in 2014
(3) Remaining proceeds amount to €138 million and will be received in Q2 2014

Food Lion focuses on the development of Easy, Fresh & Affordable

TODAY

- #1 or 2 in markets accounting for 72% of sales
- Strong momentum following completion of Phase repositioning in 2013
- Solid brand equity despite increased competition over the years
- Sales densities lag peers
- Local player with strong profile within communities

CHALLENGES

- Competition is dynamic
- Food Lion needs to capture a larger share of wallet from its current customers
- Capital efficient roll-out of Easy, Fresh & Affordable strategy

PRIORITIES

- Roll-out of Assortment changes impacting 50% of Center Store SKUs

- Roll-out of improved check-out hardware and software

- Associates training

- New pricing tool

- Re-fining our private brands architecture

- Market test of 77 stores for $115 million of capital expenditure

Delhaize Belgium needs to re-capture its differentiated position and improve efficiency

- Launch of 2 pilot stores in April centered around 'Bien acheter, bien manger' ('Buy well, eat well')
  - New look & feel and customer experience
  - Focus on Fresh
  - Efficient checkout
  - 2 additional pilot stores remodeled later this year

- Ongoing assortment review
  - Differentiate in fresh
  - Inspire, innovate and ease shopping experience
  - Private brands

- Continued price investments and promotions

- Strengthening our Delhaize affiliates

- Efficiency improvements







Delhaize Belgium new generation stores










SEE: Good trends at Mega Image and Alfa Beta, but challenges remain at Maxi

- Serbia: improve execution
  - Repositioning of Maxi, Tempo and Shop & Go
  - Pricing & promotions
  - IT systems
  - New DC (Q4 2014) to decrease Direct Store Delivery
  - Assortment structure

- Alfa Beta: Continue store expansion and improve CSS growth

- Mega Image: deliver on expansion plan and focus on CSS growth

Conclusion

- Strong sales quarter in the U.S., led by Food Lion
  - Profitability declined as expected due to price investments
- Belgium difficult both in terms of competitive pressure and profitability
  - 2 pilot stores launched in April
  - SG&A pressure continues
- SEE performs well except in Serbia
- Important strategic initiatives underway
  - Food Lion preparing for Easy, Fresh and Affordable strategy
  - Belgium new generation stores
- Re-iterated 2014 guidance
  - Capex of approximately €625 million(1)
  - 180 new stores
  - Healthy free cash flow generation

(1) At identical exchange rates (1€ = $1.3281)